SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 5 FOR THE MONTH OF OCTOBER 2007

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On October 25, 2007, the Industrial Development Bank of Israel Ltd. ("Registrant") issued an Immediate Report regading the results of the Special General Meeting that was held on that date.

The Special General Meeting approved, further to resolutions of the Audit committee and the Board of Directors of the Bank, the Bank's obtaining a "Run-off" insurance policy to insure the liability of the Bank's officers, which will become effective either upon the sale of the holdings of the State of Israel (all or most of such holdings) in the Bank or the beginning of dissolution proceedings of the Bank, and which will cover acts and omissions that occurred prior to the effective date of the policy. The policy shall be for a period of 7 years, with a liability limit in the sum of Ten Million U.S. Dollars per event and period of the policy and in addition, the sum of Two Million U.S. Dollars per claim and period of the policy for legal expenses in Israel, and its premium shall be up to 550,000 U.S. Dollars for the entire period and shall be paid in advance. The deductible in case of an insurance event shall be for the Bank only (and not for the officers) and it shall be in the amount of 750,000 U.S. Dollars per claim for events from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars for events prior to August 1, 2003.

Attached is a summary translation of the Immediate Report filed by the Bank on October 25, 2007.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by the Registrant (a translation of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: October 25, 2007                      By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel

                                            By: /s/ Natan Atlas
                                            -------------------
                                            Natan Atlas
                                            Corporate Secretary